FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending May 19, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




GLAXOSMITHKLINE plc - Notification of Major Interests in Shares

GlaxoSmithKline plc (the Company) yesterday received notification from Barclays plc in compliance with Part VI of the Companies Act 1985 (as amended), that on 12 May 2006 it had the following interests in the Company's Ordinary Shares of 25 pence:

Registered Holder                                                                    Current shareholding
Barclays Global Investors Japan Ltd                                                             4,322,451
Barclays Global Investors Ltd                                                                  80,593,667
Gerrard Ltd                                                                                    16,658,128
Barclays Private Bank and Trust Ltd                                                               219,460
Barclays Global Investors Japan Trust & Banking                                                 6,910,352
Barclays Private Bank and Trust Ltd                                                                 9,775
Barclays Global Investors Canada Ltd                                                              418,322
Barclays Capital Securities Ltd                                                                16,269,211
Barclays Global Investors, N.A.                                                                66,543,126
Barclays Bank Trust Company Ltd                                                                   981,245
Barclays Global Fund Advisors                                                                  18,080,256
Barclays Life Assurance Co Ltd                                                                  9,961,175
Barclays Private Bank and Trust Ltd                                                               200,000
Barclays Capital Inc                                                                            8,655,483
Barclays Global Investors Australia Ltd                                                         2,271,916
Barclays Private Bank Ltd                                                                       1,089,395
TOTAL                                                                                         233,183,962


Barclays plc's total holding had increased from 3.80 per cent to 4.01 per cent of the issued share capital of the Company (excluding shares held in Treasury).

In addition the Company also received notification from Barclays plc in compliance with Part VI of the Companies Act 1985 (as amended), that on 15 May
2006 it had the following interests in the Company's Ordinary Shares of 25 pence:


Registered Holder                                                                    Current shareholding
Barclays Private Bank and Trust Ltd                                                               200,000
Barclays Private Bank and Trust Ltd                                                                 9,775
Barclays Global Fund Advisors                                                                  18,120,438
Barclays Life Assurance Co Ltd                                                                  9,961,175
Barclays Private Bank and Trust Ltd                                                               219,460
Barclays Global Investors Japan Ltd                                                             4,322,451
Barclays Global Investors Australia Ltd                                                         2,312,855
Gerrard Ltd                                                                                    16,653,507
Barclays Bank Trust Company Ltd                                                                   980,653
Barclays Global Investors Ltd                                                                  80,703,260
Barclays Capital Securities Ltd                                                                 7,681,460
Barclays Private Bank Ltd                                                                       1,088,730
Barclays Capital Inc                                                                              255,049
Barclays Global Investors, N.A.                                                                67,097,436
Barclays Global Investors Canada Ltd                                                              418,322
Barclays Global Investors Japan Trust & Banking                                                 6,910,352
TOTAL                                                                                         216,934,923


Barclays plc's total holding has decreased from 4.01 per cent to 3.73 per cent of the issued share capital of the Company (excluding shares held in Treasury).


S M Bicknell
Company Secretary

19 May 2006


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 19, 2006                                        By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc